# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: FEMASYS INC, CIK 0001339005
CUSIP: 31447E204
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 3950 JOHNS CREEK COURT, SUITE 100, SUWANEE, Georgia (GA), 30024
Date of event which requires filing of this statement: 08/10/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001622627

## Reporting persons
- Rosalind Advisors, Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,687,500; sole dispositive power 0; shared dispositive power 4,687,500; aggregate amount beneficially owned 4,687,500 (9.9% of the class)
  Comment: This percentage is calculated based upon 8,037,526 ordinary shares of the Issuers common stock outstanding as of August 10, 2026, as per communication from the issuer. However, as more fully described in Item 4, the securities reported in rows 6, 8 and 9 show the number of shares of Common Stock that would be issuable upon full conversion and exercise of such reported securities and do not give effect to such blockers. Therefore, the actual number of shares of Common Stock beneficially owned by such Reporting Person, after giving effect to such blockers, is less than the number of securities reported in rows 6, 8 and 9.
  
  (6) 723,377 shares of Common Stock
  3,964,123 shares of Common Stock issuable upon exercise of warrants
- SALAMON STEVEN A J: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,687,500; sole dispositive power 0; shared dispositive power 4,687,500; aggregate amount beneficially owned 4,687,500 (9.9% of the class)
  Comment: (6) 723,377 shares of Common Stock
  3,964,123 shares of Common Stock issuable upon exercise of warrants
- Aharon Gil: type of reporting person: individual (IN); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 4,687,500; sole dispositive power 0; shared dispositive power 4,687,500; aggregate amount beneficially owned 4,687,500 (9.9% of the class)
  Comment: (6) 723,377 shares of Common Stock
  3,964,123 shares of Common Stock issuable upon exercise of warrants
- Rosalind Master Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); sole voting power 0; shared voting power 4,687,500; sole dispositive power 0; shared dispositive power 4,687,500; aggregate amount beneficially owned 4,687,500 (9.9% of the class)
  Comment: (6) 723,377 shares of Common Stock
  3,964,123 shares of Common Stock issuable upon exercise of warrants

## Item 1. Issuer
Name of issuer: FEMASYS INC
Address of issuer's principal executive offices: 3950 JOHNS CREEK COURT, SUITE 100, SUWANEE, GEORGIA, 30024

## Item 2. Person Filing
Name of person filing:
Rosalind Advisors Inc. Advisor to RMF
Rosalind Master Fund L.P. RMF
Steven Salamon President
Steven Salamon is the portfolio manager of the Advisor which advises RMF.
Gilad Aharon is the portfolio manager and member of the Advisor which advises RMF.
Address of principal business office or, if none, residence:
Rosalind Advisors, Inc.
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Rosalind Master Fund L.P.
P.O. Box 309
Ugland House, Grand Cayman
KY1-1104, Cayman Islands

Steven Salamon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada

Gilad Aharon
15 Wellesley Street West
Suite 326
Toronto, Ontario
M4Y 0G7 Canada
Citizenship: Mr. Salamon and Mr. Aharon are citizens of Canada, resident in Ontario

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The information as of the date of the event which requires filing of this statement required by Items 4a to c is set forth in Rows 7 to 13 of the cover page for each Reporting Person hereto and is incorporated herein by reference for each such Reporting Person. The percentage set forth in Row 11 of the cover page for each Reporting Person is based upon 8,037,526 ordinary shares of the Issuers common stock outstanding as of August 10, 2026, as per communication from the issuer.

Rosalind Advisors Inc. is the investment advisor to RMF and may be deemed to be the beneficial owner of shares held by RMF. Steven Salamon is the portfolio manager of the Advisor and may be deemed to be the beneficial owner of shares held by RMF. Notwithstanding the foregoing, the Advisor and Mr. Salamon disclaim beneficial ownership of the shares.
Percent of class:
Rosalind Advisors Inc. 9.99%
Rosalind Master Fund L.P. 9.99%
Steven Salamon 9.99%
Gilad Aharon 9.99%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Rosalind Advisors Inc. 723,377
Rosalind Master Fund L.P. 723,377
Steven Salamon 723,377
Gilad Aharon 723,377
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Rosalind Advisors Inc. 723,377
Rosalind Master Fund L.P. 723,377
Steven Salamon 723,377
Gilad Aharon 723,377

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Rosalind Advisors, Inc.: Steven Salamon, President (08/14/2026)
- SALAMON STEVEN A J: Steven Salamon, Steven Salamon (08/14/2026)
- Aharon Gil: Gil Aharon, Gil Aharon (08/14/2026)
- Rosalind Master Fund L.P.: Mike McDonald, Director, Rosalind (Cayman) Ltd. (as General Partner to Rosalind Master Fund) (08/14/2026)